UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File No. 001-38691

AURORA CANNABIS INC.

(Translation of registrant’s name into English)

2207 90B St. SW

Edmonton, Alberta

Canada T6X 1V8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statement on Form F-10 (File No. 333-271479).

SUBMITTED HEREWITH

Exhibits	Description

99.1	Notice of Change of Auditor dated May 1, 2024

99.2	Letter from KPMG LLP addressed to the Canadian Securities Commissions dated May 1, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

/s/ Simona King
Simona King
Chief Financial Officer

Date: May 1, 2024